[LOGO Evergreen Investments]

For Immediate Release
March 16, 2006

Contact:
Laura Fay 617.210.3867                        Dan Flaherty 617.210.3887
lfay@EvergreenInvestments.com                 dflaherty@EvergreenInvestments.com

Evergreen Fund Board Approves Evergreen Utilities And High Income Fund Tender Offer

BOSTON - Evergreen Utilities and High Income Fund (AMEX:ERH), a closed-end equity and bond fund, announced that the Board of Trustees approved a tender offer to repurchase up to 5% of the fund's outstanding shares at net asset value. The repurchase offer period will commence on or about March 22, 2006, when the notification of the repurchase offer is sent to shareholders. The repurchase deadline is expected to be 5:00 p.m. on April 24, 2006. Shareholders who participate in the tender offer will receive the net asset value of the fund shares as calculated on April 25, 2006, or, if the offer is extended, on the business day following the date to which the offer is extended. Shareholders participating in the tender offer are required to tender at least 20 percent of their shares. The complete terms of the offer will be contained in the Offer to Purchase and related Letter of Transmittal.

As described in the fund's prospectus dated April 27, 2004, under the Enhanced Liquidity Plan, the Board is required to consider repurchasing shares in the event that the fund's common shares trade at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days during a predetermined measurement period. The latest measurement period commenced on February 1, 2006. As of the close of business on February 22, 2005, the fund had traded at a discount of greater than 5 percent for 15 days, initiating the recommendation that the Board consider a tender offer. If more than 5% of the fund's outstanding shares are tendered, the fund will purchase a pro rata portion of the shares tendered by each shareholder.

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There can be no assurance that any action proposed or approved by the Board will reduce or eliminate the discount at which the fund's shares may be trading. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the fund. The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, which is expected to be mailed to shareholders on or about March 22, 2006. Shareholders should read these documents carefully when they are available because they will contain important information. These documents will also be available to investors for free at the website of the Securities and Exchange Commission (www.sec.gov). The Offer to Purchase and Letter of Transmittal will also be able to be obtained at no charge by contacting Computershare Shareholder Services, Inc. (formerly EquiServe Trust Company, N.A.), the fund's information agent, as provided in the Offer to Purchase. Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.

Investments in the fund involve risk. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value.

About Evergreen Investments
Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business. Wachovia Global Asset Management is the brand name under which Evergreen Investments conducts sales and distribution business outside of the United States. Combined, the groups serve more than four million individual and institutional investors through a broad range of investment products. Led by 400 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages approximately $249 billion in assets (as of December 31, 2005). Please visit EvergreenInvestments.com for more information about Evergreen Investments.

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